UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

The Republic of Argentina | 0000914021
Exact name of registrant as specified in charter | Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2019)
Electronic report, schedule or registration statement   SEC file number, if available
of which the documents are a part (give period of report)

S-_____
(Series identifiers(s) and name(s), if applicable; add more lines as needed)

C-_____
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2019
Report period (if applicable)

_____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on the 23 day of October 2020.

THE REPUBLIC OF ARGENTINA

By:_____/s/ Diego Bastourre_____
Name: Diego Bastourre
Title: Secretary of Finance of the Republic of Argentina

EXHIBIT C TO

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF ARGENTINA

Date of end of last fiscal year: December 31, 2019

EXHIBIT INDEX

Item	Description
Exhibit A:	None.
Exhibit B:	None.
Exhibit C.1:	Law No. 27,467 dated November 15, 2018, as amended.*
Exhibit C.2:	Decree No. 4/2020 dated January 2, 2020.
Exhibit D:	Description of the Republic of Argentina dated October 23, 2020.**
Exhibit E:	Debt Tables as of December 31, 2019.**

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* Corresponds to the budget law for the fiscal year ending December 31, 2019, which was extended to the fiscal year ended December 31, 2020 pursuant to Decree No. 4/2020 dated January 2, 2020. Paper filing of 2019 budget was made under cover of Form SE on October 2, 2019.

**Filed pursuant to electronic filing of Form 18-K.

EXHIBIT C.2



BOLETÍN OFICIAL
de la República Argentina

www.boletinoficial.gob.ar

Buenos Aires, jueves 2 de enero de 2020

Año CXXVIII Número 34.275

Primera Sección·Suplemento
Legislación y Avisos Oficiales

SUPLEMENTO

Correspondiente a la edición N° 34.275 de la Primera Sección del jueves 2 de enero de 2020.

SUMARIO

Decretos

 Decretos

PRESUPUESTO

Decreto 4/2020

DCTO-2020-4-APN-PTE - Presupuesto General de la Administración Nacional para el Ejercicio 2019. Prórroga.

Ciudad de Buenos Aires, 02/01/2020

VISTO la Ley de Ministerios (Ley N° 22.520, texto ordenado por Decreto N° 438/92) y sus modificatorias, la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificatorias, el Decreto N° 7 del 10 de diciembre de 2019, el Decreto N° 50 del 19 de diciembre de 2019, y

CONSIDERANDO:

Que atento el inicio de una nueva gestión de gobierno fue necesario adecuar la organización ministerial del PODER EJECUTIVO NACIONAL a fin de implementar los objetivos y las políticas de gobierno en cada una de las áreas de gestión.

PRESIDENCIA DE LA NACIÓN
SECRETARÍA LEGAL Y TÉCNICA:
DRA. VILMA LIDIA IBARRA - Secretaria
DIRECCIÓN NACIONAL DEL REGISTRO OFICIAL

e-mail: dnro@boletinoficial.gob.ar
Registro Nacional de la Propiedad Intelectual N° 5.218.874
DOMICILIO LEGAL: Hipólito Yrigoyen 440, Entre Piso - C1086AAF
Ciudad Autónoma de Buenos Aires
Tel. y Fax 5218-8400 y líneas rotativas

Que en función de ello por el Decreto N° 7 del 10 de diciembre de 2019 se modificó la Ley de Ministerios (Ley N° 22.520, texto ordenado por Decreto N° 438/92) y sus modificatorias a fin de establecer la nueva organización ministerial del PODER EJECUTIVO NACIONAL.

Que, asimismo, por el Decreto N° 50/19 se aprobaron el Organigrama de Aplicación de la Administración Nacional centralizada hasta el nivel de Subsecretaría del PODER EJECUTIVO NACIONAL y sus Objetivos, estableciéndose además el ámbito jurisdiccional en el que desarrollarán su actuación los organismos desconcentrados y descentralizados.

Que al inicio del Ejercicio Fiscal 2020 no se encuentra aprobada la Ley de Presupuesto General de Gastos y Recursos de la Administración Nacional.

Que el artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 establece que en dicha situación regirá el Presupuesto que estuvo vigente el año anterior, con adecuaciones que deberá hacer el PODER EJECUTIVO NACIONAL.

Que la crisis de deuda, económica y social genera un manto de incertidumbre que impide definir con inmediatez y precisión las adecuaciones referidas en el artículo 27 de la Ley N° 24.156, por lo cual las mismas se llevarán a cabo oportunamente.

Que teniendo en cuenta tal circunstancia y con el objeto de asegurar la continuidad y eficiencia de los servicios mínimos y esenciales a cargo de la Jurisdicciones y Entidades de la Administración Nacional, corresponde prorrogar los recursos, fuentes financieras y créditos vigentes al cierre del Ejercicio 2019 adecuados a la nueva conformación institucional del PODER EJECUTIVO NACIONAL establecida por los citados decretos.

Que el Servicio Jurídico competente ha tomado la intervención que le compete.

Que la presente medida se dicta en uso de las atribuciones conferidas por el artículo 27 de la Ley N° 24.156 y el artículo 99 inciso 1 de la CONSTITUCION NACIONAL.

Por ello,

EL PRESIDENTE DE LA NACIÓN ARGENTINA
DECRETA:

ARTÍCULO 1°.- A partir del 1° de enero de 2020 rigen, en virtud de lo establecido por el artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156, las disposiciones de la Ley N° 27.467 de Presupuesto General de la Administración Nacional para el Ejercicio 2019, sus normas modificatorias y complementarias.

ARTÍCULO 2°.- Instrúyese al JEFE DE GABINETE DE MINISTROS a adecuar, oportunamente, el presupuesto que se prorroga por el artículo 1° del presente decreto a fin de dar cumplimiento a los incisos 1 y 2 del artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y a fin de incorporar los cambios institucionales establecidos por los Decretos N° 7 del 10 de diciembre de 2019 y N° 50 del 19 de diciembre de 2019.

ARTÍCULO 3°.- Comuníquese, publíquese, dése a la DIRECCIÓN NACIONAL DEL REGISTRO OFICIAL y archívese. FERNÁNDEZ - Santiago Andrés Cafiero - Martín Guzmán

e. 02/01/2020 N° 209/20 v. 02/01/2020

English Translation of Decree 4/2020

BUDGET

Decree 4/2020

DCTO-2020-4-APN-PTE - General Budget of the National Administration for Fiscal Year 2019.

Extension.

City of Buenos Aires, 02/01/2020

IN VIEW OF the Law of Ministries (Law No. 22,520, as amended by Decree No. 438/92), the Law of Financial Administration and Control Systems of the National Public Sector (Law No. 24,156, as amended), Decree No. 7 of December 10, 2019, Decree No. 50 of December 19, 2019, and

CONSIDERING:

That given the start of a new administration it was necessary to adapt the ministerial organization of the NATIONAL EXECUTIVE POWER to implement the objectives and policies of the government in each of the areas of management.

That on the basis of this, Decree No. 7 of December 10, 2019 amended the Law on Ministries (Law No. 22,520, text ordered by Decree No. 438/92) and its amendments in order to establish the new ministerial organization of the NATIONAL EXECUTIVE POWER.

That, likewise, Decree No. 50/19 approved the Organization Chart of the National Administration, centralized up to the level of Sub-Secretary of the NATIONAL EXECUTIVE POWER and its Objectives, establishing also the jurisdictional scope in which the deconcentrated and decentralized organisms will develop their performance.

That at the beginning of Fiscal Year 2020, the General Budget Law for Expenditures and Resources of the National Administration has not been approved.

That Article 27 of the Law of Financial Administration and Control Systems of the National Public Sector No. 24,156 establishes that in such situation, the Budget that was in force the previous year shall govern, with adjustments to be made by the NATIONAL EXECUTIVE POWER.

That the debt, economic and social crisis generates a mantle of uncertainty that prevents the immediate and precise definition of the adjustments referred to in Article 27 of Law No. 24,156, therefore, they will be carried out in due time.

That taking into account such circumstance and with the purpose of ensuring the continuity and efficiency of the minimum and essential services in charge of the Jurisdictions and Entities of the

National Administration, it corresponds to extend the resources, financial sources and credits in force at the close of Fiscal Year 2019, adapted to the new institutional conformation of the NATIONAL EXECUTIVE POWER established by the mentioned decrees.

That the competent Legal Service has taken the intervention that is incumbent upon it.

That the present measure is dictated in use of the attributions conferred by the article 27 of the Law N° 24,156 and article 99 paragraph 1 of the NATIONAL CONSTITUTION.

Therefore,

THE PRESIDENT OF THE ARGENTINE NATION

DECREES:

ARTICLE 1.- As of January 1, 2020, pursuant to the provisions of Article 27 of the Law on Financial Administration and Control Systems of the National Public Sector No. 24,156, the provisions of Law No. 27,467 on the General Budget of the National Administration for Fiscal Year 2019, as amended and supplemented, shall apply.

ARTICLE 2 - The Chief of Cabinet of Ministers is instructed to adapt, in due time, the budget that is extended by Article 1 of the present decree in order to comply with paragraphs 1 and 2 of Article 27 of the Law of Financial Administration and Control Systems of the National Public Sector No. 24,156 and in order to incorporate the institutional changes established by Decrees No. 7 of December 10, 2019 and No. 50 of December 19, 2019.

ARTICLE 3.- Be communicated, published, given to the NATIONAL DIRECTORATE OF OFFICIAL REGISTRY and filed.

FERNÁNDEZ - Santiago Andrés Cafiero - Martín Guzmán

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